UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)1
I. C. Isaacs & Company, Incorporated

(Name of issuer)
COMMON STOCK, PAR VALUE $.0001

(Title of class of securities)
464192103

(CUSIP number)
December 31, 2007

(Date of event which requires filing of this statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b) ☑ Rule 13d-1(c) ☐ Rule 13d-1(d)
(Continued on the following pages)
(Page 1 of 8 Pages)
     1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	464192103		Page	2	of	8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PAR Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,108,400 COMMON STOCK, par value $.0001

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,108,400 COMMON STOCK, par value $.0001

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,108,400 COMMON STOCK, par value $.0001

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.82% COMMON STOCK, par value $.0001

12	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP No.	464192103		Page	3	of	8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PAR Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,108,400 COMMON STOCK, par value $.0001

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,108,400 COMMON STOCK, par value $.0001

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,108,400 COMMON STOCK, par value $.0001

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.82% COMMON STOCK, par value $.0001

12	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	464192103	SCHEDULE 13G	Page	4	of	8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PAR Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,108,400 COMMON STOCK, par value $.0001

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,108,400 COMMON STOCK, par value $.0001

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,108,400 COMMON STOCK, par value $.0001

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.82% COMMON STOCK, par value $.0001

12	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

STATEMENT ON SCHEDULE 13G
Item 1(a). Name of Issuer:
I.C. Isaacs & Company, Incorporated
Item 1(b). Address of Issuer’s Principal Executive Offices:
475 10th Avenue
9th Floor
New York, NY 10018
Item 2(a). Names of Person Filing:
PAR Investment Partners, L.P.
PAR Group, L.P.
PAR Capital Management, Inc.
Item 2(b). Business Mailing Address for the Person Filing:
PAR Capital Management, Inc.
One International Place, Suite 2401
Boston, MA 02110
Item 2(c). Citizenship:
State of Delaware
Item 2(d). Title of Class of Securities:
COMMON STOCK, PAR VALUE $.0001
Item 2(e). CUSIP Number:
464192103
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not Applicable
Item 4. Ownership:
(a) Amount Beneficially Owned:
           1,108,400 COMMON STOCK, PAR VALUE $.0001
(b) Percent of Class:
           8.82% COMMON STOCK
(c) Number of shares as to which such person has:
(i) 1,108,400 COMMON STOCK, PAR VALUE $.0001

(ii) shared power to vote or to direct the vote:
(iii) sole power to dispose or to direct the disposition of:
      1,108,400 COMMON STOCK, PAR VALUE $.0001
(iv) shared power to dispose or to direct the disposition of:
Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8. Identification and Classification of Members of the Group:
Not Applicable
Item 9. Notice of Dissolution of Group:
Not Applicable
Item 10. Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

PAR INVESTMENT PARTNERS, L.P.
	By:	PAR GROUP, L.P.
its general partner
.	By:	PAR CAPITAL MANAGEMENT, INC. its general partner

	By:	/s/ Gina DiMento

Gina DiMento, Vice President

PAR GROUP, L.P.
	By:	PAR CAPITAL MANAGEMENT, INC.
its general partner

	By:	/s/ Gina DiMento

Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.

	By:	/s/ Gina DiMento

Gina DiMento, Vice President